UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, March 06, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference: Selection of Lead Plaintiff in Class Action

Dear Sirs:

The United States District Court for the Eastern District of New York (the “Court”) has consolidated two civil securities class actions against Graña y Montero S.A.A. (the “Company”) and others and designated Treasure Finance Holding Corp. (“TFHC”) as lead plaintiff. The Court approved TFHC’s selection of Robbins Geller Rudman & Dowd LLP and Holzer & Holzer, LLC as lead counsel for the plaintiffs.

The timeline of events approved by the Court is as follows:

	Date	Events
1)	May 4, 2018	Plaintiffs file consolidated amended complaint
2)	July 3, 2018	Company files motion to dismiss
3)	September 4, 2018	Plaintiffs file opposition to motion to dismiss
4)	October 3, 2018	Company files reply brief in support of its motion to dismiss

After the reply brief mentioned in 4) above is filed, the Court may rule on the case, either dismissing the claim or allowing the case to proceed.

____________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: March 06, 2018